Exhibit 99.2
To Our Shareholders
2005 was a year of achievement for Chartered, as the company pushed the limits on the strategic thrusts set three years ago, achieving several key milestones. While our fundamentals continued to improve during the year, we ended the year with a net loss of $160 million, mainly due to lower capacity utilization in the first half of the year, as the industry grappled with inventory issues in the semiconductor supply chain and weakness in certain end markets.
2005 milestones included:
•	Starting commercial production in our first 300-millimeter (mm) fabrication facility, Fab 7, at the leading-edge 90-nanometer (nm) technology node and executing the fastest revenue ramp in leading-edge technology in our history; revenues from the 90nm technology node exceeded the $100 million mark in fourth quarter 2005, its second quarter of ramp.
•	Growing revenues from 0.13-micron and below technologies by over 100 percent, compared to 2004.
•	Achieving our target to bring down breakeven utilization to 75 percent in fourth quarter 2005.
•	Returning to profitability in fourth quarter 2005.
We also took several steps during the year to further solidify our technology leadership and enhance market acceptance of the Chartered-IBM leading-edge Common Platform. We made available our comprehensive 65nm design manual and expanded our relationship with IBM by extending the joint development efforts to include 45nm technology.
Moving forward
As we move into what is expected to be a healthy year for the semiconductor industry, we are excited about the opportunities ahead of us. We look to expand our customer engagements at 65nm and 90nm on the Chartered-IBM Common Platform and 0.13-micron technologies, and further leverage the gains from the value-added solutions we offer in mature technologies.
One of management’s top priorities remains further reducing the company’s breakeven utilization point. We believe getting to a breakeven utilization point of around 65 percent over time is essential to enable us to generate free cash flow and sustain profitability through an industry cycle.
We have made progress, and as we look forward we see even more opportunities to build momentum. We will continue to push our own limits and that of the industry in our quest to deliver superior value to our customers and shareholders. Thank you for your continued support.

Chia Song Hwee
President & CEO

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of these forward-looking statements are, including without limitation, statements relating to our business strategy; our outlook for 2006; the reduction of our breakeven point to 65% utilization; the expansion of our customer engagements on the Chartered-IBM 65nm and 90nm common technology platform and 0.13-micron technologies; the solidification of gains from the value-added solutions offered in our mature technologies; our capacity utilization rate, production capacity and production capacity mix; our plans to expand our production capacity for 0.13-micron and smaller process geometry technologies to meet the anticipated needs of our customers; our expectation that 0.13-micron and smaller process geometry technologies, including 90nm, will be a large contributor to our revenue in 2006; our 2006 planned capital expenditures, research and development expenditures, depreciation and amortization and wafer capacity; and our sources of liquidity, cash flow, funding needs and financings.
These forward-looking statements reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the market outlook and trends; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; demand and supply outlook in the semiconductor market; economic conditions in the United States as well as globally; customer demands, unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading-edge products; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung); changes in capacity allocation in process technology mix, changes in our capacity plans, unavailability of materials, equipment, manpower, expertise and timely regulatory approvals; our expectation that IDMs will utilize foundry capacity more extensively; the availability of financings and the terms thereof; and terrorist attacks, acts of war, or the possibility of an outbreak of Bird Flu or any other infectious disease in Singapore as well as other parts of the world.
Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F filed with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.